

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003945

February 7, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2005

Re: The Boeing Company
Incoming letter dated December 23, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 23, 2004 concerning the shareholder proposal submitted to Boeing by Edward P. Olson. We also have received a letter from the proponent dated January 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Edward P. Olson
3729 Weston Place
Long Beach, CA 90807



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 23, 2004



VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Elimination of Supermajority Voting Submitted by Edward Olson for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 15, 2004, Boeing received a proposed shareholder resolution and supporting statement (together the "***Proposal***") from Edward Olson (the "***Proponent***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the ***"Staff"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes portions of the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

[03000-0200/SB043290.113]

We are also simultaneously forwarding a copy of this letter, with copies of all enclosures, to Edward Olson as notice to the Proponent of the Company's intention to exclude portions of the Proposal from the proxy materials.

The Proposal

The Proposal relates to elimination of supermajority voting and states, in relevant part:

> *Resolved: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.*

Summary of Basis for Excluding Portions of the Proposal

We have advised Boeing that it properly may exclude portions of the Proposal from the 2005 Proxy Statement under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Excluding Portions of the Proposal

Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. *Staff Legal Bulletin No. 14B* ("*SLB 14B*") has clarified the use of Rule 14a-8(i)(3) as a basis for excluding false and misleading statements in shareholder proposals. Specifically, Section B.4 of *SLB 14B* makes clear that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where:

- *The company demonstrates objectively that a factual statement is materially false or misleading*

By letter of December 14, 2004, we brought the statements described below to the attention of the Proponent and explained the grounds upon which we believe they are excludable under Rule 14a-8(i)(3) and *SLB 14B*. The Proponent declined to delete the statements, making this no-action letter request necessary.

The **second and third sentences of paragraph 5** of the Proposal state:

- *This 60% vote was the third time we voted in favor of this topic in a more comprehensive form. The 60% vote followed a 54% vote in 2003 and a 50.7% vote in 2002.*

The **final sentence of paragraph 5** of the Proposal states:

- *Thus there is the potential that shareholders will give a 4th majority vote to this topic at the 2005 annual meeting.*

These references to times "we voted in favor of this topic," the percentages cited for the 2002, 2003 and 2004 votes on this topic and the potential number of "majority" votes are objectively false and misleading. Under the Delaware General Corporation Law (the "***DGCL***"), to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting, i.e., abstentions count as votes against a proposal. *See* DGCL Section 216(2). Based on the vote totals disclosed in the Company's Form 10-Qs, the percentages of votes in favor of this topic, under the DGCL, are as follows:

2004—58.98%
2003—53.39%
2002—49.54%

As the Proposal is currently worded, the number of votes "in favor," the vote percentages and the number of potential "majority" votes percentages are false because, under Delaware law, the vote percentages are inaccurate and the statements imply that the 2002 proposal passed, which it did not. In the past, the Staff instructed a proponent to delete or qualify similar language in proposals. *See The Boeing Co.* (Mar. 6, 2000) (directing the proponent to revise an inaccurate statement that a proposal "won 51% of the yes-no shareholder vote in 1999" to reflect the actual nature of those who voted on the 1999 resolution); *Honeywell Int'l, Inc.* (Jan. 15, 2003) (instructing the proponent to delete statements that the a proposal "twice won our 57% approval" based on the argument that these vote percentages only reflected yes-no votes without being qualified as such).

* * * * *

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if portions of the Proposal are excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: Edward Olson
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

Edward P. Olson

3729 Weston Place

Long Beach, CA 90807

Mr. Lewis Platt

Chairman

The Boeing Company (BA)

100 N. Riverside

Chicago, IL 60606

PH: 312-544-2000

FX: 312-544-2710

Dear Mr. Platt,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Edward P. Olson Date 11/12/04

cc: James C. Johnson

Corporate Secretary

PH: 312-544-2803

FX: 312 544-2062

FX: 312-544-2829

Mark Pacioni

PH: 312-544-2821

FX: 312-544-2084

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 75% vote of shares to make certain governance changes, if 74% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 74% majority. Such 75% supermajority vote requirements can lock in provisions that are harmful to shareholders. Supermajority requirements also limit shareholders' role in our company.

530 Million Yes-Votes or 94%

The management proposal to eliminate some of our supermajority vote requirements won 530 million yes-votes at our 2004 annual meeting. This was more than 94% of the yes and no votes cast. The company said it would thus adopt its 2004 limited version of this proposal topic.

At the same 2004 meeting the more comprehensive shareholder proposal on this same topic won 60% of the yes and no votes cast. This 60% vote was the third-time we voted in favor of this topic in a more comprehensive form. The 60% vote followed a 54% vote in 2003 and a 50.7% vote in 2002. The Council of Institutional Investors recommends adoption of each proposal which wins but one majority shareholder vote. Thus there is the potential that shareholders will give a 4th majority vote to this topic at the 2005 annual meeting.

Boards that ignore majority shareholder votes

Large investors are concerned about Boards that ignore majority shareholder votes. For example, a binding shareholder proposal was published in the 2004 Sears (S) proxy. This proposal called for the formation of a committee to communicate directly with the Sears Board if the Board ignores certain majority shareholder votes.

Terminate the potential for frustration of the overwhelming shareholder majority by only 1% of shareholders.

Adopt Simple Majority Vote
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

6 Copies
7th Copy for Date-Stamp Return

January 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Simple Majority Vote Rule 14a-8 Proposal

Ladies and Gentlemen:

The following percentages of "yes and no votes cast" as specified in my shareholder proposal are consistent with the voting percentages published by
the Investor Responsibility Research Center (IRRC), a respected authority.
IRRC uses an accepted and respected percentage reporting methodology. The
specific IRRC publication was the "IRRC Corporate Governance Bulletin" with
the respective issue noted:

60%	June	September 2004
54%	June	August 2003
50.7%	June	August 2002

Sincerely,



Edward P. Olson

cc: Mark Pacioni

Company	Resolution	Sponsor/Coordinator	Mtg Date/Status	Footnote
AT&T Wireless Services Inc	Abolish Stock Options	Morse, R.	9.9 %	
	Implement Executive Compensation Plan	Plumbers, Pipefitters	10.5 %	##
	Redeem or Vote on Poison Pill	Chevedden, J.	omitted	# (B-2)
	Require Majority Vote to Elect Directors	UBCJA	10.7 %	
Autodesk Inc	Require Option Shares to Be Held	AFSCME	38.4 %	
AutoNation Inc	Redeem or Vote on Poison Pill	Chevedden, J.	omitted	# (I-10)
AvalonBay Communities Inc	Independent Board Chairman	UBCJA	not in proxy	
	Redeem or Vote on Poison Pill	Wubbolding, K.	19 %	
Avaya Inc	Allow Vote Against Directors	Morse, R.	not in proxy	#
	Cap Executive Pay	Pennington, P.	not presented	
Avista Corp	Shareholder Approval of Auditors	Sheet Metal Workers	withdrawn	
	Independent Board Chairman	O'Reilly, M.	not in proxy	#
Avon Products Inc	Repeal Classified Board	Walden	withdrawn	
Baker-Hughes Inc	Redeem or Vote on Poison Pill	Rossi Family	38.1 %	
	Repeal Classified Board	Mathis, H.	90.4 %	(P)
	Shareholder Approval of Auditors	Laborers	withdrawn	
Ball Corp	Limit Consulting by Auditors	IBEW	not in proxy	
Bally Total Fitness Holdings Corp	Independent Board Chairman	Liberation Investments	withdrawn	
	Redeem or Vote on Poison Pill	Liberation Investments	withdrawn	
	Repeal Classified Board	LongView	withdrawn	
Bank of America Corp	Mutual Funds Review Committee	AFL-CIO	8.3 %	
	Double Board Nominees	Inman, F.	6.8 %	
	Redeem or Vote on Poison Pill	Rossi Family	omitted	# (I-10)
	Limit Consulting by Auditors	UBCJA	withdrawn	
	Independent Board Chairman	Moore, J.	omitted	# (I-6)
	Increase Shareholder Communication	Gavitt, A.	omitted	# (B-2)
	Change Annual Meeting Date	Davis, E.	3 %	
	Performance/Time-Based Restricted Shares	Sheet Metal Workers	not in proxy	
Bank of New York Co Inc	Implement Executive Compensation Plan	Laborers	5.9 %	
	Misc. Board Related	AFL-CIO	9.4 %	
	Redeem or Vote on Poison Pill	AFSCME	68.3 %	(P)
Baxter International Inc	Limit Consulting by Auditors	IBEW	omitted	# (B-2)
	Adopt Cumulative Voting	Glotzer, M.	37.9 %	
	Abolish Stock Options	Siegman, J.	not in proxy	#
BB&T Corp	Link Pay to Performance	King, J.	28.8 %	
Bear Stearns Companies Inc	Shareholder Approval of Auditors	Sheet Metal Workers	withdrawn	
Becton Dickinson & Co	Adopt Cumulative Voting	Davis, E.	38.2 %	
Bed Bath & Beyond Inc	Require Option Shares to Be Held	AFSCME	23.9 %	
BellSouth Corp	Repeal Classified Board	Walden	withdrawn	
	Implement Executive Compensation Plan	UBCJA	13.2 %	
	Cap Executive Pay	Baechle, R. & C.	12.4 %	
Best Buy Co Inc	Implement Executive Compensation Plan	IBEW	withdrawn	
Black & Decker Corp	Implement Executive Compensation Plan	UBCJA	7.6 %	
Boeing Co	Require Option Shares to Be Held	Watt, D.	19.8 %	+
	Repeal Classified Board	Janopaul, J.	59.9 %	+ (P)
	Redeem or Vote on Poison Pill	Janopaul, J.	omitted	# (I-10)
	Provide Pension Choices	Shuper, D. & G.	10.8 %	
	Golden Parachutes	Finnegan, T.	27.9 %	+
	Eliminate Supermajority Provision	Olsen, E.	60.9 %	(P)
	Independent Board Chairman	Chevedden, J.	omitted	# (I-3)

Corporation	Subject	Principal Sponsor or Coordinator	Status
Bank One	approve extra benefits under SERPs	AFL-CIO	withdrawn
Bausch & Lomb	repeal classified board	AFSCME	withdrawn
Baxter International	abolish stock options#	AFL-CIO	omitted [i-9]
	adopt cumulative voting	Glotzer, M.	41.7% @
Bear Stearns	analyst independence	ICCR	withdrawn
	award performance-based stock options##	Laborers	withdrawn
	expense option value at time of grant	UBCJA	withdrawn
Beckman Coulter	increase board independence#	Harder, P.	withdrawn
Becton Dickinson	adopt cumulative voting	Davis, E.	45.8%
BellSouth	award performance-based stock options	Sheet Metal Workers	24.0%
	expense option value at time of grant	UBCJA	withdrawn
Berkshire Hathaway -Cl A	extend contributions plan to class B shareholders	Fried, C.	4.5%
Best Buy	limit consulting by auditors	Plumbers, Pipefitters	not in proxy
BJ Services	increase efforts to diversify board	Episcopal Church	withdrawn
BJ's Wholesale Club	repeal classified board	Walden	not in proxy
Black & Decker	expense option value at time of grant	UBCJA	52.4% (p)
	limit consulting by auditors	Naylor, B.	14.0%
Boeing	approve extra benefits under SERPs	Machinists	14.6% @
	award performance-based stock options##	Watt, D.	14.3% @
	eliminate supermajority provision##	Olsen, E.	54.7% @ (p)
	independent board chairman##	Chevedden, J.	29.7% @
	provide pension choices	Shuper, D. & G.	12.1% @
	redeem or vote on poison pill##	Janopaul, J.	50.7% @
	repeal classified board#+	Chevedden Family Trust	56.5% @ (p)
	vote on future golden parachutes##	Finnegan, T.	21.3% @
Boise Cascade	award performance-based stock options	Plumbers, Pipefitters	12.0%
	redeem or vote on poison pill	Naylor, B.	not in proxy
	repeal classified board	Osborn, J.	not in proxy
Borders Group	redeem or vote on poison pill	Chevedden, J.	68.0% pre
Boston Properties	repeal classified board	Davis, E.	not in proxy
Boston Scientific	award performance-based stock options	Sheet Metal Workers	9.0% @
	expense option value at time of grant	UBCJA	not in proxy
Bristol-Myers Squibb	independent board chairman	Flaherty, D.	40.1% @
	independent board chairman#	AFL-CIO	omitted [i-11]
	redeem or vote on poison pill	Rossi Family	69.7% @ (p)
	repeal classified board	Davis, E.	withdrawn
	review executive compensation	Schneider, S.	11.8% @
	review executive pay; consider social link##	UFE/Resp. Wealth, Catholic Funds, Northstar	13.2% @
Burlington Northern Santa Fe	redeem or vote on poison pill	Rossi Family	not in proxy
	redeem or vote on poison pill#	Naylor, B.	omitted [h-3]
Burlington Resources	shareholders can call sp. mtg./act by wr. consent#	NYCFire	omitted [i-2]
Calpine	redeem or vote on poison pill	Plumbers, Pipefitters	awaiting tally
	repeal classified board	IBEW	awaiting tally
Capital One Financial	director is employee if pay exceeds $60,000	Gresham, B.	omitted [i-3]
	expense option value at time of grant	UBCJA	68.9% @ (p)
CarrAmerica Realty	expense option value at time of grant#	UBCJA	omitted [i-10]
	repeal classified board	Davis, E.	withdrawn
Catellus Development	redeem or vote on poison pill	Rossi Family	9/26/2003
Caterpillar	award performance-based stock options	Sheet Metal Workers	withdrawn
	expense option value at time of grant##	IBEW	withdrawn
	redeem or vote on poison pill##	Chevedden, J.	48.7% @
Cendant	award performance-based stock options	UBCJA	not in proxy

Corporation	Subject	Principal Sponsor or Coordinator	Status
AOL Time Warner	freeze executive pay during downsizing#	UFE/Resp. Wealth	withdrawn
Apple Computer	increase compensation committee independence##	IBEW	39.1%
	increase nominating committee independence##	Operating Engineers	14.4%
	no consulting by auditors#	UBCJA	withdrawn
AT&T	allow vote against directors##	Morse, R.	not in proxy
	double board nominees#	Dee, R.	omitted [b-2]
	increase key committee independence#	Chevedden, J.	omitted [i-6]
	pay directors in cash#	Truhan, E. & C.	omitted [i-3]
	pension fund surplus reporting		16.0% pre
	provide pension choices	Domini	10.0% pre
	vote on future golden parachutes	CWA	21.0% pre
	vote on spin-offs' takeover provisions##	AFL-CIO	40.0% pre
Atlas Air Worldwide Holdings	redeem or vote on poison pill#	Chevedden, J.	omitted [i-2]
Autodesk	vote on all stock-based compensation plans#	TIAA-CREF	omitted [i-7]
Automatic Data Processing	no consulting by auditors	UBCJA	11/12/2002
AutoNation	redeem or vote on poison pill#	Chevedden, J.	omitted [e-2]
Avant	increase audit committee independence	NYCTeachers	mtg cancelled
Avaya	allow vote against directors##	Morse, R.	awaiting tally
	redeem or vote on poison pill#	Brandes Trust	omitted [b-2]
Avon Products	increase audit committee independence	Laborers	13.6%
	no consulting by auditors#+	UBCJA	12.5%
Baker Hughes	eliminate supermajority provision	Rossi Family	68.7% @ (p)
	repeal classified board	Mathis, H.	81.5% @ (p)
Bank Of America	change annual meeting location	Davis, E.	5.7%
	COLA for pensions#	Schinagl, W.	omitted [i-7]
	double board nominees	Naylor, B.	5.5%
	increase shareholder perks#	Gavitt, A.	omitted [e-2]
	redeem or vote on poison pill#	Rossi Family	omitted [i-10]
	vote on future golden parachutes	Teamsters	50.7% (p)
Barnes & Noble	report on directors' role in corporate strategy	UBCJA	withdrawn
Bausch & Lomb	repeal classified board	AFSCME	76.5% @ (p)
Baxter International	adopt cumulative voting	Glotzer, M.	39.1% @
BB&T	waive service fees#	King, J.	omitted [i-7]
Becton Dickinson	adopt cumulative voting	Davis, E.	38.5%
Best Buy	no consulting by auditors	UBCJA	withdrawn
	report on directors' role in corporate strategy	IBEW	withdrawn
Bethlehem Steel	redeem or vote on poison pill	Rossi Family	mtg cancelled
BJ Services	increase efforts to diversify board	Episcopal Church	not in proxy
Black & Decker	award perfomance-based stock options	NYCERS	13.1%
Bob Evans Farms	restrict executive compensation	Mitchell, E.K.	awaiting tally
Boeing	award perfomance-based stock options	Schlossman, B.	withdrawn
	disclose executive pension obligations#	Blondin, M.	omitted [i-7]
	eliminate supermajority provision	Olsen, E.	50.7% @
	increase key committee independence#+	Gilberts	22.8% @
	link executive pay to social criteria	Capuchins, Passionists	8.8%
	modify bonus programs#	Wirrick, J.	omitted [i-7]
	pay directors in stock#+	Watt, D.	9.0% @
	provide pension choices#+	Shuper, D. & G.	12.0% @
	redeem or vote on poison pill	Janopaul, J.	50.7% @
	repeal classified board#+	Chevedden Family Trust	50.5% @

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2004

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote.

We are unable to concur in your view that Boeing may exclude portions of the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit portions of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Kurt K. Murao
Attorney-Advisor